Arcadia Biosciences, Inc.

202 Cousteau Place, Suite 105

Davis, CA 95618

February 3, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re: Arcadia Biosciences, Inc.

Registration Statement on Form S-1 (No. 333-262407)

Request for Acceleration

Dear Mr. Buchmiller:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Arcadia Biosciences, Inc. hereby requests that the effective date of its Registration Statement on Form S-1 (File No. 333-262407) be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Wednesday, February 9, 2022, or as soon thereafter as practicable.

If you have any questions regarding this request or the Registration Statement, please call our counsel Jeff Pietsch of Weintraub Tobin, at (916) 558-6118.

Very truly yours,

Arcadia Biosciences, Inc.

By: /s/ Pam Haley

Pam Haley,

Chief Financial Officer